UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

89413J102

(CUSIP Number)

Thomas, McNerney & Partners
45 South 7th Street, Suite 3060
Minneapolis, MN 55402
(612) 465-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Daniel Finkelman
Proskauer Rose, LLP
One International Place
Boston, MA 02110
(617)-526-9755

January 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102	13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS. Thomas, McNerney & Partners, L.P. (“TMP”) I.R.S. Identification Nos. of above persons (entities only). 41-2019635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 3 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS. TMP Associates, L.P. (“TMPA”) I.R.S. Identification Nos. of above persons (entities only). 71-0919539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 5 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS. Thomas, McNerney & Partners, LLC (“TMP LLC”) I.R.S. Identification Nos. of above persons (entities only). 94-3393928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 7 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS. TMP Nominee, LLC (“TMPN”) I.R.S. Identification Nos. of above persons (entities only). 01-0743210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 9 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS. Thomas, McNerney & Partners II, L.P. (“TMP II”) I.R.S. Identification Nos. of above persons (entities only). 72-1618589
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 11 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS. TMP Associates II, L.P. (“TMPA II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878656
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 13 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS. Thomas, McNerney & Partners II, LLC (“TMP II LLC”) I.R.S. Identification Nos. of above persons (entities only). 72-1618588
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,986 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,986 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 15 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS. TMP Nominee II, LLC (“TMPN II”) I.R.S. Identification Nos. of above persons (entities only). 20-5878544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,492,986 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,492,986 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89413J102	13D	Page 17 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 18 of 27 Pages

1	NAMES OF REPORTING PERSONS. James E. Thomas I.R.S. Identification Nos. of above persons (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,492,986 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,492,986 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,986 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89413J102	13D	Page 19 of 27 Pages

_______________________________________

 (1)  Consists of (i) 1,691,350 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 6,319 shares of Common Stock held of record by TMP Associates, L.P. (“TMPA”); (iii) 59,641 shares of Common Stock held of record by TMP Nominee, LLC (“TMPN”); (iv) 687,176 shares of Common Stock held of record by Thomas, McNerney & Partners II, L.P. (“TMP II”); (v) 2,578 shares of Common Stock held of record by TMP Associates II, L.P. (“TMPA II”); (vi) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); (vii)  37,909 shares of Common Stock that may be purchased pursuant to warrants held by TMP; (viii) 141 shares of Common Stock that may be purchased pursuant to warrants held by TMPA; and (ix) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.  Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 20 of 27 Pages

1	NAMES OF REPORTING PERSONS. Peter McNerney I.R.S. Identification Nos. of above persons (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,513 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,513 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,513 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89413J102	13D	Page 21 of 27 Pages

_______________________________________

(1)  Consists of (i) 59,641 shares of common stock, par value $0.00001 per share (the “Common Stock”) of  Ocera Therapeutics, Inc. formerly known as Tranzyme, Inc. (the “Issuer”) held of record by TMP Nominee, LLC (“TMPN”); (ii) 7,178 shares of Common Stock held of record by TMP Nominee II, LLC (“TMPN II”); and (iii) 694 shares of Common Stock that may be purchased pursuant to warrants held by TMPN.  Thomas, McNerney & Partners, LLC (“TMP LLC”), the general partner of Thomas, McNerney & Partners, L.P. (“TMP”) and TMP Associates, L.P. (“TMPA”), has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with Thomas, McNerney & Partners, LLC (“TMP LLC”) that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA. Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of Thomas, McNerney & Partners II, L.P. (“TMP II”) and TMP Associates II, L.P. (“TMPA II”), has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.  James E. Thomas and Peter McNerney are the managers of TMPN II and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas, and Peter McNerney, are the managers of TMPN and have shared voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC and TMP II LLC.  The persons named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of the Issuer’s shares other than with regard to those shares which each such person owns of record.

(2) This percentage is calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

CUSIP No. 89413J102	13D	Page 22 of 27 Pages

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on July 25, 2013 (the “Original 13D,” and, together with Amendment No. 1 filed on February 13, 2015 and this Amendment No. 2, the “Schedule 13D”) filed by the Reporting Persons, and relates to common stock $0.00001 par value (the “Common Stock”) of Ocera Therapeutics, Inc., formerly known as Tranzyme, Inc. (the “Issuer”) having its principal executive office at 525 University Avenue, Suite 610, Palo Alto, CA 94301.  This Amendment No. 2 is being filed to disclose the change in beneficial ownership of the Issuer’s Common Stock by the Reporting Persons in connection with the change in the number of shares of the Issuer’s Common Stock reported to be outstanding as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.  This Amendment No. 2 is also being filed to reflect the change in the Reporting Persons as related to the beneficial ownership of the Issuer’s Common Stock with the resignations of Alex Zisson and Eric Aguiar as managers of TMP LLC on January 1, 2016.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 2.    Identity and Background.

This Amendment No. 2 amends and restates in its entirety Item 2 of the Original 13D as set forth below:

This statement is being filed by:

Thomas, McNerney & Partners, L.P. (“TMP”), TMP Associates, L.P. (“TMPA”), TMP Nominee, LLC (“TMPN”), Thomas, McNerney & Partners, LLC (“TMP LLC”), Thomas, McNerney & Partners II, L.P. (“TMP II”), TMP Associates II, L.P. (“TMPA II”), TMP  Nominee II, LLC (“TMPN II”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”), James E. Thomas and Peter McNerney.

TMP LLC, the general partner of TMP and TMPA, has voting and dispositive power over the shares held by TMP and TMPA.  In addition, TMPN has entered into an agreement with TMP LLC that directs TMPN to vote and dispose of securities in the same manner as directed by TMP LLC with respect to the shares held by TMP and TMPA.   James E. Thomas and Peter McNerney are the managers of TMPN and have voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP LLC votes and disposes of the securities of the Issuer over which TMP LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP LLC.

TMP II LLC, the general partner of TMP II and TMPA II, has voting and dispositive power over the shares held by TMP II and TMPA II.  In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities in the same manner as directed by TMP II LLC with respect to the shares held by TMP II and TMPA II.   James E. Thomas and Peter McNerney are the managers of TMPN II and have voting and dispositive power over such securities, provided that they are obligated to exercise such power in the same manner as TMP II LLC votes and disposes of the securities of the Issuer over which TMP II LLC exercises voting and dispositive power.  James E. Thomas is the sole manager of TMP II LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office and principal business address of the Reporting Persons is 45 South 7th Street, Suite 3060, Minneapolis, MN 55402.

CUSIP No. 89413J102	13D	Page 23 of 27 Pages

The principal business of TMP, TMPA, TMPN, TMP II, TMPA II, and TMPN II is to invest in life science and medical technology companies located principally in the United States.  The principal business of TMP LLC is to act as the general partner of TMP and TMPA.  The principal business of TMP II LLC is to act as the general partner of TMP II and TMPA II. The principal business of James E. Thomas is to manage TMP LLC and TMP II LLC and a number of affiliated partnerships with similar businesses. The principal business of Peter McNerney is to manage TMPN and TMPN II.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TMP, TMPA, TMP II, and TMPA II are each a limited partnership organized under the laws of the State of Delaware. TMPN, TMPN II, TMP LLC and TMP II LLC are each a limited liability company organized under the laws of the State of Delaware.  Each of James E. Thomas and Peter McNerney are U.S. citizens.

Item 5.    Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates in its entirety the final paragraph of clause (a) of Item 5 of the Original 13D as set forth below:

(a)
The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each such Reporting Person’s cover sheet.  Such percentage was calculated based on 20,503,211 shares reported to be outstanding, as of October 31, 2015 in the Issuer’s Form 10-Q filed on November 5, 2015.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 89413J102	13D	Page 24 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 16th day of February, 2016.

/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of Thomas, McNerney & Partners, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of TMP Nominee, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of TMP Associates, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of Thomas, McNerney & Partners II, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of TMP Nominee II, LLC	February 16, 2016

CUSIP No. 89413J102	13D	Page 25 of 27 Pages

/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas	February 16, 2016
/s/ Peter McNerney Peter McNerney	February 16, 2016

CUSIP No. 89413J102	13D	Page 26 of 27 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ocera Therapeutics, Inc.

EXECUTED this 16th day of February, 2016.

/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of Thomas, McNerney & Partners, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of TMP Nominee, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC, the general partner of TMP Associates, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of Thomas, McNerney & Partners II, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of TMP Nominee II, LLC	February 16, 2016

CUSIP No. 89413J102	13D	Page 27 of 27 Pages

/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC, the general partner of TMP Associates II, L.P.	February 16, 2016
/s/ James E. Thomas James E. Thomas Manager of Thomas, McNerney & Partners II, LLC	February 16, 2016
/s/ James E. Thomas James E. Thomas	February 16, 2016
/s/ Peter McNerney Peter McNerney	February 16, 2016